3580 Camel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

April 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Jason Drory
Laura Crotty

Re:	Incannex Healthcare Inc.

Registration Statement on Form S-3

Filed March 24, 2025

File No. 333-286047

Dear Mr. Drory and Ms. Crotty:

On behalf of Incannex Healthcare Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 2, 2025, with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on March 24, 2025 (the “S-3”) (File No. 333-286047). In conjunction with this letter, the Company is filing a Pre-Effective Amendment No. 1 to Form S-3 on Form S-1 with the Commission (the “S-1”).

The Company understands that your review and comments are intended to assist them in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in their filings. The Company shares these objectives and is responding to your comments with these goals in mind. Set forth below are the heading and text of each comment, followed by the Company’s response.

Registration Statement on Form S-3 filed March 24, 2025

General

1.	Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act and registered on Form S-3. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to be on a Registration Statement on Form S-1.

2.	We note your references in your prospectus to an “alternative cashless exercise” feature in the Series A Warrants. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by removing the references to “alternative cashless exercise” and exclusively use the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

April 16, 2025

Response:

The Company respectfully acknowledges the Staff’s comment and has revised these references using the term “zero exercise price” in the S-1 in accordance with the Staff’s comment.

3.	We note your disclosure here that you are only registering 54,397,715 shares of common stock issuable upon exercise of the Series A Warrants. However, your preliminary proxy filed on March 18, 2025 indicates, “[i]f the Warrant Stockholder Approval is not obtained, the Series A Warrants will not be exercisable.” Please update your disclosure to state your Series A Warrants are not currently exercisable or otherwise advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on the cover page and pages 1, 5, 6, 12, and II-3 of the S-1 in accordance with the Staff’s comment.

Prospectus Summary

2025 Private Placement, page 1

4.	We note that your Series A Warrants contain an adjustment provision which is subject to a floor price as well as an alternative cashless exercise provision. Please review and revise the disclosure here to provide investors, in plain English, a clear and concise presentation of essential information about the material terms of the Series A Warrants. For example, only, if accurate, please revise your disclosure to clarify the adjustment provision could result in the number of shares of common stock underlying the warrants to increase as your stock price falls subject to the floor price, resulting in up to a tenfold increase in the number of shares underlying the warrants from 11,574,090 shares to 115,740,900 shares. In addition, it appears the alternative cashless exercise provision can be used in concert with the adjustment provision, compounding the potential dilution, resulting in an additional three times the number of shares underlying the warrants, or 347,222,700 shares. Please clarify this point or otherwise advise.

April 16, 2025

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on pages 1-3 of the S-1 in accordance with the Staff’s comment.

Risk Factors, page 6

5.	We note you are registering for resale 65,971,805 shares of common stock and your disclosure on page 2 that you could potentially issue 347,222,700 shares of common stock, assuming the full alternative cashless exercise of the Series A Warrants at the floor price. Given the nature of the offering, including the size of the shares you are registering for resale relative to your number of outstanding shares, please add risk factors discussing risks associated with the downward pricing pressure from the resale of these securities and the significant potential dilution from the alternative cashless exercise of the Series A Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company has added such risk factors to page 7 of the S-1.

6.	We note that your common stock has been trading at less than $1.00 since March 6, 2025. Please include a risk factor describing the material risk that your common shares could be delisted by Nasdaq if you are unable to maintain a minimum price of $1.00 per share.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company has added such risk factors to page 6 of the S-1.

7.	Please include a risk factor addressing short-selling generally and indicate whether the Securities Purchase Agreement relating to the March 10, 2025 private placement contains a prohibition against short sales between the date the private placement closed and the date the related stockholder approvals are obtained.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company has added such risk factors to page 7 of the S-1.

April 16, 2025

Use of Proceeds, page 9

8.	With reference to your disclosure on page 1, we note that (i) your Pre-Funded Warrants are exercisable (in cash or by cashless exercise) for shares of Common Stock for a nominal exercise price of $0.0001 per Pre-Funded Warrant Share and (ii) your Series A Warrants provide an alternative cashless exercise provision where you would not receive any cash proceeds from the exercise. Accordingly, please supplement your disclosure here by discussing how these provisions may likely limit the amount of proceeds you will receive from any exercise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on page 10 of the S-1 in accordance with the Staff’s comment.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any additional questions or comments related to this letter, please feel free to contact me directly at MRLevy@mintz.com or 858-314-1873.

Very truly yours,

/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy

cc:	Scott Stanton, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jason Miller, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Joel Latham, Incannex Healthcare Inc.